Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement

Party A: Beijing Dangdang Information Technology Co., Ltd.

Party B: Peggy Yu Yu

Party C: Guoqing Li

(Party A, Party B and Party C are hereinafter referred to collectively as the “Parties,” and each as a “Party.”)

With respect to the Amended and Restated Exclusive Call Option Agreement entered into by and among the Parties as of July 23, 2010 (the “Original Agreement”), upon mutual consultation, the Parties hereby agree as follows in Beijing, PRC on December 30, 2012:

1.	The third sub-section of the recital (i.e. Whereas (3)) of Original Agreement modified as:

(3) Party B and Party C will borrow a loan from Party A from time to time for the purpose of Party A's current business operation, commercial arrangement and Dangdang Kewen's establishment and development. Party A has released a loan, which amount is RMB2,000,000, to Party B and Party C according to the Loan Agreement dated as of 19 June 2006; Party A may increase the amount of loan to Party B and Party C depending on Dangdang Kewen's business status; as of the date hereof, Parties entered into a supplementary agreement to the Amended and Restated Loan Agreement; as of the date hereof, the aggregate amount of the loan, which Party A has provided to Party B and Party C, is RMB20,000,000.

2.	Other provisions in Original Agreement shall be performed as set forth originally. This agreement has three (3) counterparts and each party holds one (1) counterpart.

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IN WITNESS WHEREOF, this agreement is executed on the date and at the place first written above herein.

Peggy Yu YU

/s/ Peggy Yu Yu

Guoqing LI,

/s/ Guoqing Li

Beijing Dangdang Information Technology Co., Ltd.

/s/ Guoqing Li

Authorized Representative

(Company seal)